# Home Loan
Financial Corporation

04042818

SEP 1 3 2004

PROCESSED
SEP 1 4 2004
THOMSON
FINANCIAL

## 2004 ANNUAL REPORT



HOME LOAN FINANCIAL CORPORATION
Coshocton, Ohio

ANNUAL REPORT
June 30, 2004

CONTENTS

Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
Telephone (740) 622-0444
Fax (740) 623-6000

To Our Shareholders:

We are proud to share Home Loan Financial Corporation's fiscal 2004 consolidated financial results with you. In 2004, the sixth full year as a stock corporation, the Corporation achieved another solid year. Although the Corporation's earnings did not quite match last year's record, net income was still $1,785,000, despite a still sluggish economy. The primary reason for the modest earnings decline was an increase in the provision for loan losses and a decline in the net interest margin. The increase in the provision for loan losses was due to a $211,000 charge-off related to a commercial loan in bankruptcy. The Corporation's net interest margin is still strong at 4.11%, but it did decline as interest-earning assets repriced downward more than interest-bearing liabilities in the record low interest rate environment. The Corporation's noninterest expense to average assets ratio improved for the second straight year declining from 2.52% for fiscal 2003 to 2.47% for fiscal 2004.

The Corporation reached a new record high in total assets. Total assets increased 8.3% to $160.0 million at June 30, 2004 for a $12.2 million increase over June 30, 2003 totals. The increase in total assets was funded by an increase in deposits and borrowings from the Federal Home Loan Bank of Cincinnati. The majority of the asset growth occurred in the loan portfolio as net loans increased 8.0% to $131.5 million at June 30, 2004 from $121.8 million at June 30, 2003.


Total Assets
(in millions)
$113.9
$122.4
$132.3
$147.8
$160.0
2000
2001
2002
2003
2004


Net Loans
(in millions)
$85.9
$101.3
$111.0
$121.8
$131.5
2000
2001
2002
2003
2004

Because of the Corporation's strong capital position, the Board of Directors increased its dividend per share amount each quarter, declaring quarterly per share dividends during the year of $.175, $.18, $.185 and $.19, respectively. In addition, the Corporation paid a special $.10 per share dividend in fiscal 2004 to increase its annual dividend by 36.1% over 2003 levels to $.83 per share.


Dividends Per Common Share
$0.29
$0.41
$0.47
$0.61
$0.83
2000
2001
2002
2003
2004

The Corporation's stock price increased $5.20 per share from the June 30, 2003 closing price of $15.30, to $20.50 at June 30, 2004. This represented a 34.0% increase for the year. Those investors that were part of the Corporation's initial conversion from a mutual to a stock company have seen their investment on March 25, 1998 grow from $6.00 per share (adjusted for the $4.00 special distribution in fiscal 1999) to $20.50 as of June 30, 2004.

In addition, those shareholders have received $2.83 in dividends since the conversion. Based upon the Corporation's average stock price for fiscal 2004 of $18.48, the dividends of $.83 produced a yield of 4.49%. With this yield and the Corporation's financial results, we believe that Home Loan Financial Corporation continues to be a good investment choice.



2003 and 2004 Quarterly Daily Closing Prices
$25
$20
$15
$10
$5
$0
1st Q - 2003
2nd Q - 2003
3rd Q - 2003
4th Q - 2003
1st Q - 2004
2nd Q - 2004
3rd Q - 2004
4th Q - 2004
High
Low


At Home Loan, we continue to look at opportunities to improve the Corporation's franchise value. The Corporation's subsidiary bank, The Home Loan Savings Bank, will be building a branch office in Mt. Vernon, Ohio which will open in fiscal 2005. This will be the Bank's first branch outside of Coshocton County and we are excited about the prospects to expand our franchise into Knox County. Additionally, the Bank purchased five lots next to the Walnut Street branch in Coshocton to provide opportunities for future expansion.

Effective July 1, 2004, The Home Loan Savings Bank converted from a state chartered savings and loan association to a state chartered savings bank to reduce the cost of examinations and regulation. With the new charter, the Bank will now be examined only by the State of Ohio - Division of Financial Institutions and the Federal Deposit Insurance Corporation, eliminating the expenses related to examinations by the Office of Thrift Supervision.

Corporate governance continues to be a focus for the Corporation. Beginning July 1, 2004, the Corporation has engaged outside accountants to assist the Corporation in the development and execution of an internal audit program. This was done to ensure a proper internal control environment and lay the groundwork for our compliance with Section 404 of the Sarbanes-Oxley Act which the Corporation will be required to report on in our fiscal 2006 annual report. Unfortunately, good corporate governance does not come without a lot of time, effort and cost. A July 2004 Financial Executive Institute survey found "that complying with Section 404 of The Sarbanes-Oxley Act will cost public companies an average 62% more than previously anticipated. The increase in Section 404 compliance costs stems from a 109% rise in internal costs, a 42% jump in external costs and a 40% increase in the fees charged by external auditors". At this time, we can not predict the magnitude of the costs the Corporation will incur to comply with Section 404 of the Sarbanes-Oxley Act, but it is safe to assume that compensation expenses and legal, audit and supervisory exam fees will increase significantly over current levels.

I want to invite you to read our entire annual report and I hope that after reading it, you are as proud of your Corporation as we are. I want to again close by thanking our employees, customers and shareholders for making Home Loan Financial Corporation the successful company that it is.

Sincerely,

Robert C. Hamilton

Robert C. Hamilton
Chairman of the Board and President

## BUSINESS OF HOME LOAN FINANCIAL CORPORATION

Home Loan Financial Corporation ("HLFC"), a unitary thrift holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Home Loan Savings Bank ("Bank"), a savings bank incorporated under the laws of the State of Ohio. On March 25, 1998, HLFC acquired all of the common shares issued by the Bank upon its conversion from a mutual savings and loan association to a stock savings and loan association ("Conversion"). Effective July 1, 2004, the Bank converted to a state savings bank. HLFC also owns Home Loan Financial Services, Inc. and a 33% interest in Coshocton County Title Agency, LLC ("CCTA"). These entities are together referred to as the Corporation.

The Bank conducts business from its main office in Coshocton, Ohio and full-service branch offices in Coshocton and West Lafayette, Ohio. The principal business of the Bank is the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in Coshocton County, Ohio, the Bank's primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multifamily and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home improvement loans, education loans, loans secured by savings accounts, motor vehicle loans, unsecured loans and credit cards. For liquidity and interest rate risk management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Treasury and agency securities, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"), principal repayments on loans, maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

Home Loan Financial Services, Inc. is an Ohio corporation that was formed in 2002 to sell life insurance, annuities, long-term care insurance, and investment products. Its earnings have not been significant to the overall Corporation. CCTA was started in June 2002 and is a full service title insurance agency. The Corporation's earnings from CCTA totaled $221,000 in 2004 and $223,000 in 2003.

HLFC is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") because the Bank elected to be treated as a savings and loan for holding company purposes. The Bank is subject to regulation, examination and oversight by the FDIC and the State of Ohio Division of Financial Institutions. HLFC and the Bank are also subject to the provisions of the Ohio Revised Code generally applicable to corporations.

## MARKET PRICE OF THE CORPORATION'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation had 1,688,907 common shares outstanding on August 27, 2004, held of record by approximately 639 shareholders. Price information with respect to the Corporation's common shares is quoted on The NASDAQ Stock Market, Inc. (Nasdaq). The high and low daily closing prices for the common shares of the Corporation from July 1, 2002 to June 30, 2004, as quoted by NASDAQ, and cash dividends paid by quarter are shown below.

| | Quarter ended | | | |
|---|---|---|---|---|
| | September 30, 2003 | December 31, 2003 | March 31, 2004 | June 30, 2004 |
| High | $ 17.489 | $ 21.190 | $ 20.550 | $ 21.210 |
| Low | 14.851 | 16.500 | 18.300 | 18.600 |
| Cash Dividends | 0.275 | 0.180 | 0.185 | 0.190 |

| | Quarter ended | | | |
|---|---|---|---|---|
| | September 30, 2002 | December 31, 2002 | March 31, 2003 | June 30, 2003 |
| High | $ 13.210 | $ 13.910 | $ 14.500 | $ 15.490 |
| Low | 12.850 | 12.900 | 13.190 | 14.000 |
| Cash Dividends | 0.135 | 0.150 | 0.160 | 0.165 |

Because the Corporation continues to be regulated by the OTS, the Bank must file an application with the OTS before it can declare and pay a dividend (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus retained net income for the preceding two years; (2) if the Bank will not be at least adequately capitalized following the capital distribution; or (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the Bank and the OTS or the FDIC, or a condition imposed on the Bank in an OTS-approved application or notice. If the Bank is not required to file an application, it must file a notice with the OTS.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated.

| Selected Financial Condition and Other Data: | At June 30, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Assets | $ 160,030 | $ 147,783 | $ 132,281 | $ 122,398 | $ 113,871 |
| Cash and cash equivalents | 3,275 | 4,012 | 2,932 | 2,598 | 2,376 |
| Securities available for sale | 7,106 | 7,537 | 4,414 | 2,535 | 3,418 |
| Mortgage-backed securities available for sale | 10,322 | 9,850 | 9,739 | 12,192 | 18,423 |
| FHLB stock | 2,251 | 2,163 | 1,927 | 1,826 | 1,564 |
| Bank owned life insurance | 3,017 | -- | -- | -- | -- |
| Loans, net (1) | 131,550 | 121,760 | 111,017 | 101,307 | 85,853 |
| Deposits | 87,854 | 85,953 | 79,773 | 71,172 | 64,951 |
| FHLB advances | 48,756 | 38,720 | 28,802 | 30,925 | 28,625 |
| Shareholders' equity | 22,309 | 21,710 | 20,145 | 19,332 | 19,449 |
| Number of full-service offices | 3 | 3 | 3 | 3 | 3 |

| Selected Operations Data: | Year ended June 30, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | | |
| Interest income | $ 9,643 | $ 9,729 | $ 9,497 | $ 9,588 | $ 8,259 |
| Interest expense | 3,633 | 3,973 | 4,256 | 4,822 | 4,084 |
| Net interest income | 6,010 | 5,756 | 5,241 | 4,766 | 4,175 |
| Provision for loan losses | 351 | 190 | 120 | 110 | 120 |
| Net interest income after provision for loan losses | 5,659 | 5,566 | 5,121 | 4,656 | 4,055 |
| Noninterest income | 878 | 831 | 432 | 354 | 271 |
| Noninterest expense | 3,777 | 3,560 | 3,290 | 2,870 | 2,717 |
| Income before income taxes | 2,760 | 2,837 | 2,263 | 2,140 | 1,609 |
| Income tax expense | 975 | 963 | 788 | 738 | 578 |
| Net income | $ 1,785 | $ 1,874 | $ 1,475 | $ 1,402 | $ 1,031 |
| | | | | | |
| Basic earnings per share | $ 1.13 | $ 1.25 | $ .99 | $ .87 | $ .61 |
| Diluted earnings per share | $ 1.11 | $ 1.21 | $ .96 | $ .87 | $ .60 |
| Dividends per share | $ .83 | $ .61 | $ .47 | $ .41 | $ .29 |

| Selected Financial Ratios and Other Data: | At or for the year ended June 30, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Performance Ratios: | | | | | |
| Return on assets (ratio of net income to average total assets) | 1.17% | 1.33% | 1.17% | 1.17% | 0.95% |
| Return on equity (ratio of net income to average equity) | 7.97 | 8.94 | 7.43 | 7.06 | 5.26 |
| Interest rate spread (2) | 3.63 | 3.70 | 3.55 | 3.16 | 2.97 |
| Net interest margin (3) | 4.11 | 4.28 | 4.29 | 4.11 | 3.97 |
| Noninterest expense to average assets | 2.47 | 2.52 | 2.60 | 2.40 | 2.51 |
| Efficiency ratio (4) | 55.25 | 53.57 | 57.99 | 56.24 | 61.11 |
| Net interest income to noninterest expense (5) | 160.81 | 163.31 | 159.30 | 166.06 | 153.65 |
| Average interest-earning assets to average interest-bearing liabilities | 1.20x | 1.20x | 1.21x | 1.23x | 1.25x |
| Equity Ratios: | | | | | |
| Average equity to average assets | 14.64% | 14.85% | 15.70% | 16.63% | 18.12% |
| Shareholders' equity to total assets at end of period | 13.94 | 14.69 | 15.23 | 15.79 | 17.08 |
| Dividend payout ratio (6) | 73.45 | 48.80 | 47.47 | 47.13 | 47.54 |
| Asset Quality Ratios and Other Data: | | | | | |
| Nonperforming assets to average assets (7) | 0.95 | 0.47 | 1.04 | 0.20 | 0.09 |
| Nonperforming assets to total assets at end of period (7) | 0.95 | 0.49 | 1.08 | 0.19 | 0.09 |
| Nonperforming loans to gross loans (8) | 1.10 | 0.54 | 1.17 | 0.23 | 0.12 |
| Allowance for loan losses to gross loans (8) | 0.43 | 0.45 | 0.45 | 0.45 | 0.47 |
| Allowance for loan losses to nonperforming loans | 39.51 | 83.36 | 38.10 | 197.61 | 404.89 |
| Net charge-offs to average loans | 0.25 | 0.12 | 0.08 | 0.06 | 0.05 |
| Total nonperforming loans | $1,450,000 | $ 658,000 | $1,311,000 | $ 234,000 | $ 100,000 |
| Total nonperforming assets | $1,514,000 | $ 720,000 | $1,433,000 | $ 234,000 | $ 100,000 |

(1) Loans are shown net of loans in process, net deferred loan fees and costs and the allowance for loan losses.
(2) The interest rate spread represents the difference between the weighted average tax equivalent yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) The net interest margin represents tax equivalent net interest income as a percent of average interest-earning assets.
(4) The efficiency ratio represents noninterest expense divided by the sum of tax equivalent net interest income and noninterest income, excluding security gains and losses.
(5) Net interest income includes tax equivalent adjustment of nontaxable securities.
(6) Dividends declared per share divided by basic earnings per share.
(7) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(8) Gross loans are stated at the unpaid principal balances, net of loans in process.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*General*

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2004, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and its branch office in West Lafayette, Ohio. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

**Forward Looking Statements**

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities that would have such an effect if implemented.

The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

**Financial Condition**

Total assets at June 30, 2004 were $160.0 million, compared to $147.8 million at June 30, 2003, an increase of $12.2 million, or 8.3%. The increase in total assets was primarily in loans, which were funded by an increase in deposits and borrowings from the Federal Home Loan Bank, and the purchase of Bank owned life insurance.

Securities available for sale decreased from $7.5 million at June 30, 2003 to $7.1 million at June 30, 2004. The majority of the available for sale securities portfolio remains invested in obligations of state and political subdivisions with an average taxable equivalent yield of 5.38%, which is favorable compared to the yields on other investment alternatives. Mortgage-backed securities, which totaled $10.3 million at June 30, 2004, increased $471,000.

Loan growth, which totaled $9.8 million, occurred in several loan categories. The significant changes were one- to four-family residential real estate loans, which increased $2.4 million, or 3.0%, home equity loans, which increased $1.1 million or 21.6%, nonresidential real estate loans, which increased $4.3 million, or 32.9%, commercial loans, which increased $1.0 million, or 16.3%, and automobile loans, which increased $509,000 or 6.6%. These increases are reflective of competitive pricing in the marketplace , the current low interest rate environment, and continued marketing efforts within the communities the Corporation serves.

Bank owned life insurance increased $3.0 million due to a purchase of the insurance in May 2004. The noninterest income earned on the life insurance will help offset future employee benefit costs such as hospitalization and retirement plan expense.

Total deposits increased $1.9 million from $86.0 million at June 30, 2003 to $87.9 million at June 30, 2004. The Corporation had an increase in negotiable order of withdrawal ("NOW") and money market accounts of $4.5 million. This increase was partially offset by decreases of $2.0 million in certificates of deposit, $287,000 in noninterest-bearing demand account, and $277,000 in savings accounts. The increase in NOW and money market accounts resulted from the Corporation being more aggressive in its pricing of money market accounts compared to the local market. Generating deposit growth was a priority for the Corporation because it helped to fund the loan demand and to leverage its capital position. Certificates of deposit, as a percent of total deposits, decreased from 50.1% at June 30, 2003 to 46.7% at June 30, 2004. Almost all certificates of deposit issued by the Bank mature in less than five years.

Federal Home Loan Bank advances totaled $48.8 million at June 30, 2004, compared to $38.7 million at June 30, 2003. At June 30, 2004, Federal Home Loan Bank advances consisted of $4.0 million of short-term cash management advances, $17.0 million of long-term convertible fixed-rate advances, $17.7 million of fixed-rate advances, and $10.0 million of long-term amortizing select payment mortgage matched advances. The select pay mortgage-matched advances require monthly principal and interest payments and annual additional principal payments. The convertible long-term advances have a fixed rate for a specified number of years and then convert to an adjustable rate at the option of the Federal Home Loan Bank. If the convertible option is exercised, the advance may be prepaid at any time without penalty. The Corporation utilized the additional borrowings to help fund loan growth.

Total shareholders' equity increased from $21.7 million at June 30, 2003 to $22.3 million at June 30, 2004. The increase resulted primarily from the current year earnings retained, the increase in equity from the allocation of the employee stock ownership plan shares, the vesting of the recognition and retention plan shares, the exercise of stock options to acquire 49,762 shares, and was partially offset by dividends paid, repurchases of the Corporation's stock, and the decrease in market value of the Corporation's available-for-sale and mortgage-backed securities.

**Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements**

The following table presents, as of June 30, 2004, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments.

| | Year Ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter |
| | (Dollars in thousands) | | | | | |
| Deposits without maturity | $ 46,839 | $ -- | $ -- | $ -- | $ -- | $ -- |
| Certificates of deposit | 18,758 | 8,657 | 9,305 | 3,790 | 496 | 8 |
| FHLB advances | 8,358 | 4,804 | 6,858 | 6,205 | 8,663 | 13,868 |

Note 13 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements with certain executive officers.

At June 30, 2004, the Corporation had no unconsolidated subsidiaries other than its interest in CCTA, and no related special purpose entities, nor did the Corporation engage in derivatives or hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet.

**Results of Operations**

The operating results of the Corporation are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Corporation's net income primarily depends upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent upon the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for loan losses, fee income, gains on the sale of assets, other income, noninterest expense and income taxes.

**Comparison of Results of Operations for the Years Ended June 30, 2004 and June 30, 2003**

**Net Income.** The Corporation's net income for the year ended June 30, 2004 was $1,785,000, compared to $1,874,000 for the year ended June 30, 2003, a decrease of $89,000 or 4.7%. The decrease in net income was primarily the result of increases in noninterest expense and the provision for loan losses, which were partially offset by an increase in net interest income and noninterest income.

**Net Interest Income.** Net interest income totaled $6,010,000 for the year ended June 30, 2004, compared to $5,755,000 for the year ended June 30, 2003, an increase of $255,000, or 4.4%. The change in net interest income is attributable to the growth in average interest-earning assets more than offsetting the decline in net interest margin. Yields on interest-earning assets and the cost of funding those assets are both down significantly due to the continued low interest rate environment.

The increase in interest income was due primarily to a higher average balance of loans, partially offset by a decrease in the average yield earned on loans. The yield on loans declined 62 basis points from the 2003 yield.

Interest earned on securities totaled $648,000 for the year ended June 30, 2004, compared to $763,000 for the year ended June 30, 2003. The decrease was primarily the result of a decrease in the yield earned on securities.

Total interest expense decreased $341,000 for the year ended June 30, 2004, compared to the year ended June 30, 2003. This decrease was the result of a decrease in the average rate paid on deposits and Federal Home Loan Bank advances, partially offset by an increase in average balances of interest-bearing deposits and Federal Home Loan Bank advances. These liabilities were utilized primarily to fund loan growth during the year.

Interest paid on deposits decreased $392,000 for the year ended June 30, 2004, compared to the year ended June 30, 2003. The average interest rate paid on deposits declined 61 basis points from 2003 which more than offset the increase in the average balance of deposits. Interest on FHLB advances and other borrowings totaled $1,898,000 for the year ended June 30, 2004, compared to $1,847,000 for the year ended June 30, 2004, an increase of $51,000. The effect of the 63 basis point decline in the average rate on FHLB advances was more than offset by the increase in the average balance.

Interest rates, both longer-term and shorter-term rates, have begun to rise from their historic lows. In a rising interest rate environment, the Corporation does not expect any significant interest margin compression and intends to keep deposit rates competitively priced in relation to the market and utilize alternative sources of funds to help manage its interest rate risk.

**Allowance and Provision for Loan Losses.** The Corporation maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level that is considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's quarterly review of the loan portfolio and consideration of such factors as historical loss experience, general prevailing economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the years ended June 30, 2004 and June 30, 2003 totaled $351,000 and $190,000, respectively. The allowance for loan losses totaled $573,000, or 0.43% of gross loans, at June 30, 2004, compared to $549,000, which was 0.45% of gross loans, at June 30, 2003. Nonperforming loans have increased from $658,000 at June 30, 2003 to $1.5 million at June 30, 2004 primarily due to the addition of one large commercial business loan. Net charge-offs increased to 0.25% of average loans in 2004 but still remain at modest levels. The Corporation experienced a charge-off of $112,000 for the year ended June 30, 2004, related to a commercial loan in bankruptcy. The Corporation has generally experienced a low charge-off history which is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require a loan-to-value or projected completed value ratio of 80% for purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income.

**Noninterest Income.** Noninterest income includes service fees, securities gains and losses, loan sale gains, earnings from CCTA and other miscellaneous income. For the year ended June 30, 2004, noninterest income totaled $878,000 compared to $831,000 for the year ended June 30, 2003. The Corporation recognized gains of $48,000 associated with the sale of $1.8 million in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. The Corporation recognized $221,000 of distributed earnings from its 33% ownership of CCTA in 2004 as a result of the refinancing boom that continued through most of 2004. If interest rates continue to rise, refinancings may decrease, which will likely result in reduced income to the Corporation from CCTA. During the year, the Corporation recognized gains of $114,000 from the sale of mortgage-backed securities. The mortgage-backed securities were sold to capture gains in the portfolio that would decline as interest rates increased. The proceeds from the sale were reinvested in mortgage-backed securities with similar average lives.

**Noninterest Expense.** Noninterest expense increased $217,000, or 6.1%, for the year ended June 30, 2004, compared to the year ended June 30, 2003. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, computer processing and other expenses.

Salaries and employee benefits expense increased $135,000, or 6.2%. The increase was the result of normal annual merit increases and additional staff, and additional expense recognized for the Corporation's ESOP of $141,000 because of the increase in the Corporation's average stock price compared to the prior year. The majority of the awarded RRP shares became fully vested in the early part of fiscal 2004 and resulted in less expense in 2004 and mitigated some of the other increases to salaries and employee benefits. The increase in computer processing was due to the addition of online banking in the fall 2003. This new delivery channel to customers has been successful with more than 10% of demand deposit customers signing up for the service which is being offered currently with no monthly service charge for online banking only. . Other expense increased in 2004 primarily due to increases in ATM usage fees and advertising costs. Noninterest expenses such as salaries and employee benefits, office occupancy and data processing will see future increases in conjunction with the opening of the new branch in Mount Vernon as well as normal growth of the Corporation.

**Income Tax Expense.** The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $975,000 for the year ended June 30, 2004, compared to $964,000 for the year ended June 30, 2003. The effective tax rate was 35.3% for the year ended June 30, 2004, compared to 34.0% for the year ended June 30, 2003. The increase in the effective rate is primarily due to the impact of the Corporation's higher average stock price on the Corporation's stock-based benefits plans.

**Comparison of Results of Operations for the Years Ended June 30, 2003 and June 30, 2002**

**Net Income.** The Corporation's net income for the year ended June 30, 2003 was $1,874,000, compared to $1,475,000 for the year ended June 30, 2002, an increase of $399,000, or 27.0%. The increase in net income was the result of increases in net interest income and noninterest income, which were partially offset by an increase in noninterest expense.

**Net Interest Income.** Net interest income totaled $5,755,000 for the year ended June 30, 2003, compared to $5,241,000 for the year ended June 30, 2002, an increase of $514,000, or 9.8%. The change in net interest income is attributable to maintaining a relatively stable net interest margin and an increase in average interest-earning assets. Due to the downward trend in interest rates which began in January 2001, yields on interest-earning assets and the cost of funding those assets were both down significantly.

Interest and fees on loans increased $293,000, or 3.4%, from $8,582,000 for the year ended June 30, 2002 to $8,875,000 for the year ended June 30, 2003. The increase in interest income was due to a higher average balance of loans partially offset by a decrease in the average yield earned on loans. The yield on loans declined 49 basis points from the 2002 yield.

Interest earned on securities totaled $763,000 for the year ended June 30, 2003, compared to $814,000 for the year ended June 30, 2002. The decrease was a result of a lower average balance of securities and a decrease in the yield earned on securities.

Total interest expense decreased $283,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. This decrease was the result of a decrease in the average rate paid on deposits and Federal Home Loan Bank advances, partially offset by an increase in average balances of interest-bearing deposits and Federal Home Loan Bank advances. These liabilities were utilized to fund loan growth and the purchases of obligations of state and political subdivisions.

Interest paid on deposits decreased $520,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. The average interest rate paid on deposits declined 99 basis points from 2002 which more than offset the increase in the average balance of deposits. Interest on FHLB advances and other borrowings totaled $1,847,000 for the year ended June 30, 2003, compared to $1,609,000 for the year ended June 30, 2002, an increase of $238,000. The effect of the 28 basis point decline in the average rate on FHLB advances was more than offset by the increase in the average balance.

**Allowance and Provision for Loan Losses.** The provision for loan losses for the years ended June 30, 2003 and June 30, 2002 totaled $190,000 and $120,000, respectively. The allowance for loan losses totaled $549,000, or 0.45% of gross loans, at June 30, 2003, compared to $499,000, which was also 0.45% of gross loans, at June 30, 2002. Nonperforming loans have decreased from $1.3 million at June 30, 2002 to $658,000. Net charge-offs increased to 0.12% of average loans in 2003 but still remained at modest levels.

**Noninterest Income.** Noninterest income includes service fees, securities gains and losses, loan sale gains, earnings from CCTA and other miscellaneous income. For the year ended June 30, 2003, noninterest income totaled $831,000 compared to $432,000 for the year ended June 30, 2002. The Corporation recognized gains of $168,000 associated with the sale of $5,523,000 in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. The Corporation recognized $223,000 of distributed earnings from its 33% ownership of CCTA in 2003 as a result of the continued refinancing boom. No other item made up a significant portion of the change.

**Noninterest Expense.** Noninterest expense increased $269,000, or 8.2%, for the year ended June 30, 2003, compared to the year ended June 30, 2002. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, occupancy and equipment expense, computer processing and state franchise taxes.

Salaries and employee benefits expense increased $229,000, or 11.7%. The increase was the result of normal annual merit increases and additional staff, an increase in the cost of health insurance of $27,000 and additional expense recognized for the Corporation's ESOP of $94,000 because of the increase in the Corporation's average stock price compared to last year. Occupancy and equipment expense increased $46,000, or 17.1%, as a result of increases in depreciation and maintenance contracts related to the Corporation's change of data processing vendor in February 2002. Fiscal 2002 included only a partial year for the depreciation of equipment and maintenance contracts related to the change in data processing while fiscal 2003 reflected a full year for these items. The increase in computer processing was also due to the Corporation's change in core data processors and the additional features of the new system. State franchise taxes increased due to higher capital levels at the Bank. Other expense declined in 2003 because the 2002 period included other expenses related to the February 2002 core data processing conversion.

**Income Tax Expense.** Income tax expense totaled $964,000 for the year ended June 30, 2003, compared to $788,000 for the year ended June 30, 2002. The effective tax rate was 34.0% for the year ended June 30, 2003, compared to 34.8% for the year ended June 30, 2002. The decrease in the effective rate is primarily due to investing in tax exempt obligations of state and political subdivisions partially offset by the impact of the Corporation's higher average stock price on the Corporation's stock-based benefits plans.

## Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances are derived from month-end balances.

| | Year ended June 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | 2002 | | |
| | Average outstanding balance | Interest earned/ paid | Yield/ rate | Average outstanding balance | Interest earned/ paid | Yield/ rate | Average outstanding balance | Interest earned/ paid | Yield/ rate |
| | (Dollars in thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans [1] | $ 128,901 | $ 8,907 | 6.91% | $ 117,843 | $ 8,875 | 7.53% | $ 107,002 | $ 8,582 | 8.02% |
| Securities available for sale[2] | 1,971 | 54 | 2.78 | 2,051 | 68 | 3.37 | 2,303 | 128 | 5.60 |
| Mortgage-backed securities available for sale[2] | 9,333 | 383 | 4.15 | 9,007 | 499 | 5.74 | 10,996 | 686 | 6.33 |
| Nontaxable securities available for sale[2] | 5,312 | 273 | 5.38 | 5,129 | 254 | 5.12 | -- | -- | -- |
| FHLB stock and other | 2,530 | 88 | 3.46 | 2,408 | 90 | 3.75 | 2,089 | 101 | 4.86 |
| Total interest-earning assets | 148,047 | 9,705 | 6.57 | 136,438 | 9,786 | 7.20 | 122,390 | 9,497 | 7.77 |
| Noninterest-earning assets | 4,935 | | | 4,685 | | | 4,161 | | |
| Total assets | $ 152,982 | | | $ 141,123 | | | $ 126,551 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Demand deposits | $ 23,650 | 217 | 0.92% | $ 21,960 | 332 | 1.51 | $ 19,739 | 418 | 2.12 |
| Savings accounts | 13,161 | 102 | 0.78 | 12,915 | 155 | 1.20 | 12,107 | 219 | 1.81 |
| Certificates of deposit | 42,673 | 1,415 | 3.32 | 41,378 | 1,639 | 3.96 | 38,118 | 2,010 | 5.27 |
| Total deposits | 79,484 | 1,734 | 2.18 | 76,253 | 2,126 | 2.79 | 69,964 | 2,647 | 3.78 |
| FHLB advances and other borrowings | 44,087 | 1,898 | 4.31 | 37,352 | 1,847 | 4.94 | 30,817 | 1,609 | 5.22 |
| Total interest-bearing liabilities | 123,571 | 3,632 | 2.94 | 113,605 | 3,973 | 3.50 | 100,781 | 4,256 | 4.22 |
| Noninterest-bearing liabilities | 7,020 | | | 6,562 | | | 5,902 | | |
| Total liabilities | 130,591 | | | 120,167 | | | 106,683 | | |
| Equity | 22,391 | | | 20,956 | | | 19,868 | | |
| Total liabilities and equity | $ 152,982 | | | $ 141,123 | | | $ 126,551 | | |
| Net interest income; interest-rate spread[3] | | $ 6,073 | 3.63% | | $ 5,813 | 3.70% | | $ 5,241 | 3.55% |
| Net earning assets | $ 24,476 | | | $ 22,833 | | | $ 21,609 | | |
| Net interest margin[4] | | | 4.11% | | | 4.28% | | | 4.29% |
| Average interest-earning assets to interest-bearing liabilities | 1.20x | | | 1.20x | | | 1.21x | | |

(1) Net of net deferred loan fees and costs and loans in process. Nonaccruing loans have been included in the table as loans carrying a zero yield.
(2) Includes unrealized gains and losses. Yield is based on amortized cost. The yield on nontaxable securities has been computed on a fully tax equivalent basis. As a result, interest income on nontaxable securities has been increased by $63 from the financial statement balance.
(3) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Represents net interest income divided by average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume. The combined effects of changes in both volume and rate that are not separately identified have been allocated proportionately to the change due to volume and the change due to rate.

| | Year ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 vs. 2003 | | | 2003 vs. 2002 | | |
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
| | Volume | Rate | Total | Volume | Rate | Total |
| | | | (In thousands) | | | |
| Interest income attributable to: | | | | | | |
| Loans | $ 796 | $ (764) | $ 32 | $ 836 | $ (543) | $ 293 |
| Securities available for sale | (2) | (12) | (14) | (13) | (47) | (60) |
| Mortgage-backed securities available for sale | 30 | (146) | (116) | (128) | (59) | (187) |
| Tax-exempt securities | 6 | 13 | 19 | 254 | -- | 254 |
| FHLB stock and other | 4 | (6) | (2) | 14 | (25) | (11) |
| Total interest-earning assets | $ 834 | $ (915) | (81) | $ 963 | $ (674) | 289 |
| Interest expense attributable to: | | | | | | |
| Demand deposits | $ 24 | $ (139) | (115) | $ 43 | $ (129) | (86) |
| Savings accounts | 3 | (56) | (53) | 14 | (78) | (64) |
| Certificates of deposit | 50 | (274) | (224) | 161 | (532) | (371) |
| FHLB advances and other borrowings | 308 | (257) | 51 | 327 | (89) | 238 |
| Total interest-bearing liabilities | $ 385 | $ (726) | (341) | $ 545 | $ (828) | (283) |
| Net interest income | | | $ 260 | | | $ 572 |

**Asset and Liability Management**

One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets, including one- and three-year adjustable-rate mortgage loans ("ARMs"). As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology to illustrate the Bank's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (100 basis point equals 1.00%) change in market interest rates.

Presented below, as of June 30, 2004, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers typically do not prepay loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing. The Bank also is negatively impacted with a 100 basis point decline in interest rates. Although the Bank's interest-bearing liabilities would reprice sooner than interest-earning assets, with interest rates being at historical lows, some interest-bearing liabilities can not decline by a full 100 basis points because they are currently paying less than 1.00%.

| | Net Portfolio Value | | | NPV as % of Portfolio Value Of Assets | |
|---|---|---|---|---|---|
| Change in Rates | $ Amount | $ Change | % Change | NPV Ratio | Basis Point Change |
| (Dollars in thousands) | | | | | |
| 300 | $21,125 | $(2,986) | (12.0)% | 13.26% | (114) bp |
| 200 | 22,716 | (1,394) | (6.0) | 13.98 | (42) |
| 100 | 23,768 | (343) | (1.0) | 14.39 | (1) |
| Static | 24,110 | -- | -- | 14.40 | -- |
| (100) | 23,520 | (590) | (2.0) | 13.92 | (48) |

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

## Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the last three fiscal years.

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (Dollars in thousands) | | |
| Net income | $ 1,785 | $ 1,874 | $ 1,475 |
| Adjustments to reconcile net income to net cash from operating activities | 1,208 | 620 | 782 |
| Net cash from operating activities | 2,993 | 2,494 | 2,257 |
| Net cash from investing activities | (14,362) | (16,360) | (7,088) |
| Net cash from financing activities | 10,632 | 14,946 | 5,165 |
| Net change in cash and cash equivalents | (737) | 1,080 | 334 |
| Cash and cash equivalents at beginning of period | 4,012 | 2,932 | 2,598 |
| Cash and cash equivalents at end of period | $ 3,275 | $ 4,012 | $ 2,932 |

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program. It is not anticipated that the current rising interest rate environment will significantly affect the liquidity position of the Bank.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk). See note 14 to the financial statements.

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2004.

| | Actual Capital | | Current Requirement | | Excess of Actual Capital Over Current Requirement | | Applicable |
|---|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent | Asset Total |
| | (Dollars in thousands) | | | | | | |
| Tangible capital | $ 17,591 | 11.0% | $ 2,402 | 1.5% | $ 15,189 | 9.5% | $ 160,151 |
| Core capital | 17,591 | 11.0 | 6,406 | 4.0 | 11,185 | 7.0 | 160,151 |
| Core risk-based capital | 17,591 | 17.2 | 4,086 | 4.0 | 13,505 | 13.2 | 102,155 |
| Total risk-based capital | 18,164 | 17.8 | 8,172 | 8.0 | 9,992 | 9.8 | 102,155 |

## Impact of New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Corporation's financial statements since it does not have any of these types of instruments.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of this Statement did not have an impact on the Corporation's financial statements since it does not have any of these types of instruments.

In December 2003, FASB issued FASB Interpretation ("FIN") 45, "Grantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. The adoption of this Statement did not have an impact on the Corporation's financial statements since it does not have any of these types of instruments.

In December 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." This Interpretation, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. The adoption of this Statement did not have an impact on the Corporation's financial statements.

In November 2003, the updated Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" to require additional numerical and narrative disclosures for debt and marketable equity securities that have unrealized losses. The Corporation included the disclosures in the 2004 consolidated financial statements.

This consensus also addresses the issue of determining the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity and investments accounted for under the cost method or the equity method. For equity securities (including cost method investments), and for debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment is other-than-temporary unless the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. For all other debt securities, an impairment shall be deemed other than temporary if the investor does not have the ability and intent to hold an investment until a forecasted recovery of fair value up to (or beyond) the cost of the investment, which in certain cases may mean until maturity, or it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security.

If the impairment is other than temporary, the investor should recognize impairment equal to the difference between the investment's cost and its fair value. The impairment loss should be recognized in earnings equal to the difference between cost and fair value of the investment at the end of the reporting period. The fair value becomes the new cost basis of the investment and should not be adjusted for subsequent recoveries in fair value.

Beginning with interim periods starting July 1, 2004 and thereafter, EITF 03-01 has been further updated and states that "Although not presumptive, a pattern of selling investments at a loss prior to the forecasted recovery of fair value may call into question the investor's intent" to hold the securities until they recover from their loss position. Thus, such an investor may not be able to demonstrate that it has the ability and intent to hold other available for sale securities in a loss position until their fair value recovers.

**Critical Accounting Policies and Estimates**

The accounting and reporting policies of the Corporation are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Accounting and reporting policy for the allowance for loan losses is deemed critical since it involves the use of estimates and requires significant management judgments. Application of assumptions different than those used by management could result in material changes in the Corporation's financial position or results of operations. Note 1 (Summary of Significant Accounting Policies) and Note 3 (Loans), as described in the notes to the financial statements, provide detail with regard to the Corporation's methodology and reporting of the allowance for loan losses.

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Home Loan Financial Corporation
Coshocton, Ohio

We have audited the accompanying consolidated balance sheets of Home Loan Financial Corporation as of June 30, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Loan Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
July 29, 2004

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from financial institutions | $ 3,034,819 | $ 3,751,220 |
| Interest-bearing deposits in other financial institutions | 240,366 | 261,177 |
| Total cash and cash equivalents | 3,275,185 | 4,012,397 |
| Securities available for sale | 7,105,703 | 7,536,746 |
| Mortgage-backed securities available for sale | 10,321,735 | 9,850,287 |
| Federal Home Loan Bank stock | 2,250,700 | 2,162,900 |
| Loans, net of allowance of $573,115 and $548,543 in 2004 and 2003 | 131,549,778 | 121,759,596 |
| Premises and equipment, net | 1,380,927 | 1,218,370 |
| Accrued interest receivable | 719,141 | 738,357 |
| Bank owned life insurance | 3,016,864 | -- |
| Other assets | 410,239 | 504,077 |
| Total assets | $ 160,030,272 | $ 147,782,730 |
| **LIABILITIES** | | |
| Deposits | $ 87,853,639 | $ 85,953,036 |
| Federal Home Loan Bank advances | 48,756,389 | 38,720,382 |
| Accrued interest payable | 503,994 | 580,142 |
| Accrued expenses and other liabilities | 606,824 | 818,719 |
| Total liabilities | 137,720,846 | 126,072,279 |
| **SHAREHOLDERS' EQUITY** | | |
| Preferred stock, no par value, 500,000 shares authorized, none issued | -- | -- |
| Common stock, no par value, 9,500,000 shares authorized, 2,248,250 shares issued | -- | -- |
| Additional paid-in capital | 14,508,999 | 14,166,911 |
| Retained earnings | 14,722,513 | 14,514,056 |
| Unearned employee stock ownership plan shares | (773,982) | (1,067,434) |
| Unearned recognition and retention plan shares | (189,779) | (256,212) |
| Treasury stock, at cost, 566,543 shares in 2004 and 596,305 shares in 2003 | (5,818,102) | (6,090,975) |
| Accumulated other comprehensive income (loss) | (140,223) | 444,105 |
| Total shareholders' equity | 22,309,426 | 21,710,451 |
| Total liabilities and shareholders' equity | $ 160,030,272 | $ 147,782,730 |

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2004, 2003 and 2002

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest income | | | |
| Loans, including fees | $ 8,906,834 | $ 8,875,069 | $ 8,582,051 |
| Taxable securities | 437,892 | 566,463 | 813,718 |
| Nontaxable securities | 210,212 | 196,924 | -- |
| Dividends on Federal Home Loan Bank stock and other | 87,944 | 90,349 | 101,569 |
| Total interest income | 9,642,882 | 9,728,805 | 9,497,338 |
| Interest expense | | | |
| Deposits | 1,734,469 | 2,126,418 | 2,646,862 |
| Federal Home Loan Bank advances | 1,898,129 | 1,846,922 | 1,609,344 |
| Total interest expense | 3,632,598 | 3,973,340 | 4,256,206 |
| Net interest income | 6,010,284 | 5,755,465 | 5,241,132 |
| Provision for loan losses | 351,000 | 190,000 | 120,000 |
| Net interest income after provision for loan losses | 5,659,284 | 5,565,465 | 5,121,132 |
| Noninterest income | | | |
| Service charges and other fees | 392,075 | 308,223 | 298,168 |
| Securities gains, net | 114,843 | -- | -- |
| Net gains on sales of loans | 47,930 | 192,388 | 29,216 |
| Earnings from Coshocton County Title Agency | 221,166 | 222,691 | -- |
| Other | 101,733 | 107,891 | 104,537 |
| Total noninterest income | 877,747 | 831,193 | 431,921 |
| Noninterest expense | | | |
| Salaries and employee benefits | 2,312,352 | 2,177,710 | 1,949,039 |
| Occupancy and equipment | 301,917 | 315,273 | 269,299 |
| State franchise taxes | 173,910 | 171,483 | 147,511 |
| Computer processing | 244,411 | 204,317 | 185,248 |
| Legal, audit and supervisory exam fees | 184,339 | 188,252 | 190,364 |
| Director fees | 92,274 | 87,690 | 86,960 |
| Other | 467,579 | 414,676 | 461,618 |
| Total noninterest expense | 3,776,782 | 3,559,401 | 3,290,039 |
| Income before income taxes | 2,760,249 | 2,837,257 | 2,263,014 |
| Income tax expense | 974,821 | 963,600 | 787,600 |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Basic earnings per common share | $ 1.13 | $ 1.25 | $ .99 |
| Diluted earnings per common share | $ 1.11 | $ 1.21 | $ .96 |

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2004, 2003 and 2002

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Other comprehensive income | | | |
| Unrealized holding gains and (losses) on securities available for sale | (770,502) | 388,624 | 266,224 |
| Less reclassification adjustment for gains later recognized in income | (114,843) | -- | -- |
| Net unrealized gains and (losses) | (885,345) | 388,624 | 266,224 |
| Tax effect | 301,017 | (132,132) | (90,516) |
| Total other comprehensive income | (584,328) | 256,492 | 175,708 |
| Comprehensive income | $ 1,201,100 | $ 2,130,149 | $ 1,651,122 |

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2004, 2003 and 2002

| | Additional Paid-In Capital | Retained Earnings | Unearned ESOP Shares | Unearned RRP Shares | Treasury Shares | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| Balance at July 1, 2001 | $ 14,083,151 | $ 13,314,599 | $ (1,619,532) | $ (616,545) | $ (5,841,263) | $ 11,905 | $ 19,332,315 |
| Net income | -- | 1,475,414 | -- | -- | -- | -- | 1,475,414 |
| Cash dividend - $ 0.47 per share | -- | (716,017) | -- | -- | -- | -- | (716,017) |
| Commitment to release 25,120 ESOP shares | -- | 12,794 | 265,526 | -- | -- | -- | 278,320 |
| Compensation expense and tax benefit with respect to RRP | 14,317 | (3,694) | -- | 181,853 | -- | -- | 192,476 |
| Purchase of 80,971 treasury shares | -- | -- | -- | -- | (912,715) | -- | (912,715) |
| Exercise of 41,040 stock options and related tax benefit | 3,402 | (252,084) | -- | -- | 567,682 | -- | 319,000 |
| Change in fair value of securities available for sale, net of tax effects | -- | -- | -- | -- | -- | 175,708 | 175,708 |
| Balance at June 30, 2002 | $ 14,100,870 | $ 13,831,012 | $ (1,354,006) | $ (434,692) | $ (6,186,296) | $ 187,613 | $ 20,144,501 |

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2004, 2003 and 2002

| | Additional Paid-In Capital | Retained Earnings | Unearned ESOP Shares | Unearned RRP Shares | Treasury Shares | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| Balance at July 1, 2002 | $ 14,100,870 | $ 13,831,012 | $ (1,354,006) | $ (434,692) | $ (6,186,296) | $ 187,613 | $ 20,144,501 |
| Net income | -- | 1,873,657 | -- | -- | -- | -- | 1,873,657 |
| Cash dividend - $ 0.61 per share | -- | (926,309) | -- | -- | -- | -- | (926,309) |
| Commitment to release 27,110 ESOP shares | 25,541 | 59,728 | 286,572 | -- | -- | -- | 371,841 |
| Compensation expense and tax benefit with respect to RRP | 28,558 | (3,692) | -- | 178,480 | -- | -- | 203,346 |
| Purchase of 44,697 treasury shares | -- | -- | -- | -- | (592,160) | -- | (592,160) |
| Exercise of 47,580 stock options and related tax benefit | 11,942 | (320,340) | -- | -- | 687,481 | -- | 379,083 |
| Change in fair value of securities available for sale, net of tax effects | -- | -- | -- | -- | -- | 256,492 | 256,492 |
| Balance at June 30, 2003 | $ 14,166,911 | $ 14,514,056 | $ (1,067,434) | $ (256,212) | $ (6,090,975) | $ 444,105 | $ 21,710,451 |

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2004, 2003 and 2002

| | Additional Paid-In Capital | Retained Earnings | Unearned ESOP Shares | Unearned RRP Shares | Treasury Shares | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| Balance at July 1, 2003 | $ 14,166,911 | $ 14,514,056 | $ (1,067,434) | $ (256,212) | $ (6,090,975) | $ 444,105 | $ 21,710,451 |
| Net income | -- | 1,785,428 | -- | -- | -- | -- | 1,785,428 |
| Cash dividend - $0.83 per share | -- | (1,309,537) | -- | -- | -- | -- | (1,309,537) |
| Commitment to release 27,761 ESOP shares | 219,571 | -- | 293,452 | -- | -- | -- | 513,023 |
| Compensation expense and tax benefit with respect to RRP | 51,242 | 202 | -- | 66,433 | -- | -- | 117,877 |
| Purchase of 20,000 treasury shares | -- | -- | -- | -- | (377,533) | -- | (377,533) |
| Exercise of 49,762 stock options and related tax benefit | 71,275 | (267,636) | -- | -- | 650,406 | -- | 454,045 |
| Change in fair value of securities available for sale, net of tax effects | -- | -- | -- | -- | -- | (584,328) | (584,328) |
| Balance at June 30, 2004 | $ 14,508,999 | $ 14,722,513 | $ (773,982) | $ (189,779) | $ (5,818,102) | $ (140,223) | $ 22,309,426 |

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2004, 2003 and 2002

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Depreciation | 164,115 | 154,650 | 134,568 |
| Securities amortization and accretion | 84,122 | 18,203 | (4,715) |
| Provision for loan losses | 351,000 | 190,000 | 120,000 |
| FHLB stock dividends | (87,800) | (89,100) | (101,300) |
| Securities gains | (114,843) | -- | -- |
| Loss on disposal of premises and equipment | -- | 16,523 | -- |
| Gain on sale of real estate owned | -- | (2,860) | -- |
| Increase in cash surrender value of Bank owned life insurance | (16,864) | -- | -- |
| Compensation expense on ESOP shares | 513,023 | 371,841 | 278,320 |
| Compensation expense on RRP shares | 66,635 | 174,788 | 178,159 |
| Deferred taxes | 43,010 | 81,619 | 13,067 |
| Net change in: | | | |
| Accrued interest receivable and other assets | 235,028 | (287,889) | 60,722 |
| Accrued expenses and other liabilities | (30,036) | 15,903 | 97,770 |
| Deferred loan fees | (14) | (22,918) | 4,672 |
| Net cash from operating activities | 2,992,804 | 2,494,417 | 2,256,677 |
| Cash flows from investing activities | | | |
| Securities available for sale: | | | |
| Proceeds from maturities | 2,000,000 | -- | 2,500,000 |
| Purchases | (2,000,400) | (5,095,835) | (2,001,113) |
| Mortgage-backed securities available for sale: | | | |
| Proceeds from maturities and principal paydowns | 4,075,508 | 4,981,911 | 2,737,830 |
| Proceeds from sale | 2,403,772 | -- | -- |
| Purchases | (7,373,909) | (5,142,188) | -- |
| Net change in loans | (10,154,338) | (10,972,411) | (9,994,758) |
| Purchase of FHLB stock | -- | (146,700) | -- |
| Proceeds from disposition of premises and equipment | -- | 34,187 | -- |
| Premises and equipment expenditures | (326,672) | (145,138) | (329,726) |
| Proceeds from sale of real estate owned | 13,713 | 125,701 | -- |
| Purchase of Bank owned life insurance | (3,000,000) | -- | -- |
| Net cash from investing activities | (14,362,326) | (16,360,473) | (7,087,767) |
| Cash flows from financing activities | | | |
| Net change in deposits | 1,900,603 | 6,179,949 | 8,600,606 |
| Net change in short-term FHLB advances | 3,950,000 | -- | (4,925,000) |
| Proceeds from long-term FHLB advances | 17,000,000 | 14,527,000 | 4,865,000 |
| Maturities and repayments of long-term FHLB advances | (10,913,993) | (4,608,953) | (2,062,665) |
| Cash dividends paid | (1,309,537) | (926,309) | (716,017) |
| Proceeds from exercise of stock options | 382,770 | 367,141 | 315,598 |
| Purchase of treasury shares | (377,533) | (592,160) | (912,715) |
| Net cash from financing activities | 10,632,310 | 14,946,668 | 5,164,807 |
| Net change in cash and cash equivalents | (737,212) | 1,080,612 | 333,717 |
| Cash and cash equivalents at beginning of year | 4,012,397 | 2,931,785 | 2,598,068 |
| Cash and cash equivalents at end of year | $ 3,275,185 | $ 4,012,397 | $ 2,931,785 |

See accompanying notes to consolidated financial statements.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Home Loan Financial Corporation ("HLFC") and its wholly-owned subsidiaries, The Home Loan Savings Bank ("Bank"), a state chartered savings bank, and Home Loan Financial Services, Inc., an Ohio corporation providing insurance and investment services. HLFC also owns a 33% interest in Coshocton County Title Agency, LLC which is accounted for under the equity method of accounting. These entities are together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and a branch office in West Lafayette, Ohio. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Substantially all revenues are derived from financial institution products and services in Coshocton County and its contiguous areas. Management considers the Corporation to operate in one segment, banking. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, due from banks, overnight deposits and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits with other banks and short-term borrowings with original maturities of 90 days or less.

The Corporation paid interest of $3,708,746, $3,983,779 and $4,278,848 and income taxes of $670,000, $1,000,000 and $745,978 in 2004, 2003 and 2002, respectively. Noncash transfers from loans to other real estate owned totaled $13,170 in 2004, $62,813 in 2003, and $160,221 in 2002. In 2002, the Bank financed the purchase of $2,392,006 of available for sale securities in a noncash transaction resulting in a liability to the broker.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan fees and costs, the allowance for loan losses and loans in process. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. There were no loans held for sale at June 30, 2004 or 2003.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in the process of collection. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time the property is acquired is accounted for as a loan charge-off. After acquisition, if fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned at June 30, 2004 and 2003 was $63,055 and $62,387, respectively.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping. Mortgage servicing rights at June 30, 2004 and 2003 totaled $57,137 and $57,828, respectively. Loans serviced for others were $7,532,000 and $6,803,000 at June 30, 2004 and 2003.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Income Taxes: Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest, or are used to purchase additional shares.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to HLFC or by HLFC to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock-Based Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income as reported | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Deduct: Stock-based compensation reported under the fair value method | 55,905 | 140,632 | 154,956 |
| Pro forma net income | $ 1,729,523 | $ 1,733,025 | $ 1,320,458 |
| Basic earnings per share as reported | $ 1.13 | $ 1.25 | $ .99 |
| Pro forma basic earnings per share | 1.10 | 1.16 | .89 |
| Diluted earnings per share as reported | $ 1.11 | $ 1.21 | $ .96 |
| Pro forma diluted earnings per share | 1.08 | 1.12 | .86 |

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

| | 2004 |
|---|---|
| Risk-free interest rate | 4.27% |
| Expected option life | 10 years |
| Expected stock price volatility | 17.70% |
| Dividend yield | 3.61% |

There were no stock options granted during 2003 or 2002.

Reclassifications: Reclassifications of certain amounts in the 2003 and 2002 consolidated financial statements have been made to conform to the 2004 presentation.

**NOTE 2 - SECURITIES**

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows.

| | Fair Value | Gross Unrealized Gains | Gross Unrealized Losses |
|---|---|---|---|
| June 30, 2004 | | | |
| Securities available for sale | | | |
| U.S. Government agencies | $ 1,993,440 | $ -- | $ (7,289) |
| Obligations of state and political subdivisions | 5,112,263 | 33,451 | -- |
| | $ 7,105,703 | $ 33,451 | $ (7,289) |
| Mortgage-backed securities available for sale | | | |
| U.S. Government agencies | $ 10,321,735 | $ 3,331 | $ (241,952) |
| June 30, 2003 | | | |
| Securities available for sale | | | |
| U.S. Government agencies | $ 2,031,560 | $ 30,603 | $ -- |
| Obligations of state and political subdivisions | 5,505,186 | 418,714 | -- |
| | $ 7,536,746 | $ 449,317 | $ -- |
| Mortgage-backed securities available for sale | | | |
| U.S. Government agencies | $ 9,850,287 | $ 223,569 | $ -- |

(Continued)

**NOTE 2 - SECURITIES** (Continued)

Proceeds from the sale of securities available for sale totaled $2,403,772 for 2004. A gross gain of $114,843 was realized on this sale in 2004. There were no sales of securities in 2003 or 2002.

The fair value of securities at year end 2004 by contractual maturity were as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

| | Fair Value |
|---|---|
| Due in one year or less | $ -- |
| Due after one year through five years | 1,993,440 |
| Due after five years through ten years | 5,112,263 |
| Due after ten years | -- |
| Mortgage-backed securities | 10,321,735 |
| | $ 17,427,438 |

At June 30, 2004 and 2003, securities with a carrying value of $968,302 and $1,211,667 were pledged to secure public funds.

Securities with unrealized losses at June 30, 2004 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows.

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| U.S. Government agencies | $ 1,993,440 | $ (7,289) | $ -- | $ -- | $ 1,993,440 | $ (7,289) |
| Mortgage backed securities | 10,254,118 | (241,952) | -- | -- | 10,254,118 | (241,952) |
| Total temporarily impaired | $12,247,558 | $ (249,241) | $ -- | $ -- | $12,247,558 | $ (249,241) |

Unrealized losses on securities have not been recognized into income because the issuers' securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates.

(Continued)

**NOTE 3 - LOANS**

Year-end loans were as follows.

| | 2004 | 2003 |
|---|---|---|
| Residential real estate loans: | | |
| 1 - 4 family | $ 84,778,104 | $ 82,345,831 |
| Multi family | 157,126 | 168,922 |
| Home equity | 6,012,561 | 4,946,547 |
| Nonresidential real estate | 17,562,389 | 13,215,845 |
| Real estate construction | 1,487,960 | 2,062,167 |
| Land | 2,741,730 | 1,558,929 |
| Total real estate loans | 112,739,870 | 104,298,241 |
| Commercial | 7,444,256 | 6,403,141 |
| Consumer and other loans | | |
| Automobile | 8,266,756 | 7,757,527 |
| Deposit | 196,934 | 252,522 |
| Credit card | 564,852 | 522,535 |
| Other | 3,056,599 | 3,220,561 |
| Total consumer and other | 12,085,141 | 11,753,145 |
| Total loans | 132,269,267 | 122,454,527 |
| Less: | | |
| Allowance for loan losses | (573,115) | (548,543) |
| Net deferred loan fees and costs | (146,374) | (146,388) |
| | $ 131,549,778 | $ 121,759,596 |

(Continued)

**NOTE 3 - LOANS** (Continued)

Activity in the allowance for loan losses was as follows.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Beginning balance | $ 548,543 | $ 499,467 | $ 462,292 |
| Provision for losses | 351,000 | 190,000 | 120,000 |
| Loans charged-off | (356,109) | (158,232) | (96,670) |
| Recoveries of previous charge-offs | 29,681 | 17,308 | 13,845 |
| Ending balance | $ 573,115 | $ 548,543 | $ 499,467 |

Impaired loans were as follows.

| | 2004 | 2003 |
|---|---|---|
| Period-end impaired loans with no allowance for loan losses allocated | $ -- | $ -- |
| Period-end impaired loans with allowance for loan losses allocated | 1,030,000 | 449,000 |
| Amount of the allowance allocated to impaired loans | 10,000 | 4,000 |
| Average of impaired loans during the year | 626,000 | 74,000 |
| Interest income recognized during the year | 57,000 | -- |
| Cash-basis interest income recognized | 57,000 | -- |

Impaired loans for the year ended June 30, 2002 were not material.

Nonperforming loans were as follows.

| | 2004 | 2003 |
|---|---|---|
| Loans past due over 90 days still on accrual | $ 13,000 | $ 141,000 |
| Loans on nonaccrual | 1,437,000 | 517,000 |

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

**NOTE 3 - LOANS** (Continued)

Certain directors, executive officers and companies with which they are affiliated were loan customers during the year ended June 30, 2004. The following is an analysis of such loans, excluding credit card loans. Credit limits may not exceed $5,500 on credit card loans to directors and officers.

| | |
|---|---|
| Balance July 1, 2003 | $ 397,880 |
| New loans | 242,422 |
| Repayments | (194,353) |
| Balance June 30, 2004 | $ 445,949 |

**NOTE 4 - ACCRUED INTEREST RECEIVABLE**

Year-end accrued interest receivable was as follows.

| | 2004 | 2003 |
|---|---|---|
| Loans | $ 610,581 | $ 603,220 |
| Securities | 108,560 | 135,137 |
| | $ 719,141 | $ 738,357 |

**NOTE 5 - PREMISES AND EQUIPMENT**

Year-end premises and equipment were as follows.

| | 2004 | 2003 |
|---|---|---|
| Land | $ 426,087 | $ 174,884 |
| Buildings and improvements | 1,224,556 | 1,221,446 |
| Furniture and equipment | 1,201,735 | 1,129,376 |
| Total cost | 2,852,378 | 2,525,706 |
| Accumulated depreciation | (1,471,451) | (1,307,336) |
| | $ 1,380,927 | $ 1,218,370 |

(Continued)

**NOTE 6 - DEPOSITS**

Year-end deposits consisted of the following.

| | 2004 | 2003 |
|---|---|---|
| Noninterest-bearing demand deposits | $ 6,339,553 | $ 6,626,300 |
| NOW and money market accounts | 27,704,333 | 23,197,109 |
| Savings accounts | 12,795,413 | 13,072,368 |
| Certificates of deposit | 41,014,340 | 43,057,259 |
| | $ 87,853,639 | $ 85,953,036 |

The aggregate amounts of certificates of deposit with balances of $100,000 or more at June 30, 2004 and 2003 were $7,734,570 and $7,751,323, respectively.

At June 30, 2004, the scheduled maturities of certificates of deposit were as follows.

| | | |
|---|---|---|
| Year ending June 30, | 2005 | $ 18,757,855 |
| | 2006 | 8,656,711 |
| | 2007 | 9,304,998 |
| | 2008 | 3,790,487 |
| | 2009 | 496,304 |
| | Thereafter | 7,985 |
| | | $ 41,014,340 |

(Continued)

**NOTE 7 - FHLB ADVANCES**

At June 30, 2004, the Bank had a cash management line of credit enabling it to borrow up to $15,000,000 from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. The line of credit had an outstanding balance of $3,950,000 at June 30, 2004 while there were no borrowings as of June 20, 2003. As a member of the FHLB system and based upon the Bank's current FHLB stock ownership, the Bank has the ability to obtain borrowings up to a total of $60,963,000, including the line of credit. However, the Bank can obtain advances up to the lower of 50% of the Bank's total assets or 80% of the Bank's pledgeable residential mortgage loan portfolio by purchasing more FHLB stock. Based upon the 50% of total assets limitation, management estimates the maximum borrowing capacity from the FHLB to be approximately $78,650,000 at June 30, 2004 with the purchase of more FHLB stock.

Advances under the borrowing agreements are collateralized by the Bank's FHLB stock and $65,821,125 of qualifying mortgage loans. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

At year-end, advances from the FHLB were as follows.

| | Interest Rate Ranges | 2004 |
|---|---|---|
| Cash management line of credit | 1.65% | $ 3,950,000 |
| Fixed rate advances, final maturities ranging from January 2005 to January 2010 | 1.56-4.32% | 17,730,000 |
| Convertible, fixed-rate advances, final maturities ranging from June 2008 to July 2012 | 4.39-6.23% | 17,000,000 |
| Select payment mortgage matched advances, final maturities ranging from January 2012 to July 2022 | 2.84-5.50% | 10,076,389 |
| | | $ 48,756,389 |

| | Interest Rate Ranges | 2003 |
|---|---|---|
| Fixed rate advances, final maturities ranging from May 2006 to July 2018 | 2.28-3.62% | $ 5,027,000 |
| Convertible, fixed-rate advances, final maturities ranging from March 2004 to July 2012 | 4.39-6.23% | 27,000,000 |
| Select payment mortgage matched advances, final maturities ranging from January 2012 to July 2022 | 3.32-5.50% | 6,693,382 |
| | | $ 38,720,382 |

(Continued)

**NOTE 7 - FHLB ADVANCES** (Continued)

At year-end, the scheduled maturities of advances from the FHLB were as follows.

| | | |
|---|---|---|
| Year ended June 30, | 2005 | $ 8,357,934 |
| | 2006 | 4,804,302 |
| | 2007 | 6,857,846 |
| | 2008 | 6,204,587 |
| | 2009 | 8,663,487 |
| | thereafter | 13,868,233 |
| | | $ 48,756,389 |

**NOTE 8 - INCOME TAXES**

Income tax expense was as follows.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current tax expense | $ 809,294 | $ 841,481 | $ 756,814 |
| Tax effect of exercise of stock options and vesting of RRP shares | 122,517 | 40,500 | 17,719 |
| Deferred tax expense | 43,010 | 81,619 | 13,067 |
| | $ 974,821 | $ 963,600 | $ 787,600 |

Year-end sources of gross deferred tax assets and gross deferred tax liabilities were as follows.

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 194,859 | $ 186,505 |
| Deferred loan fees | 67,258 | 66,269 |
| Accrued benefits | 17,703 | 55,858 |
| Unrealized loss on securities available for sale | 72,236 | -- |
| Reserve for delinquent interest | 18,769 | -- |
| Total deferred tax assets | 370,825 | 308,632 |
| | | |
| Deferred tax liabilities: | | |
| Depreciation | (60,019) | (45,584) |
| FHLB stock | (264,091) | (234,239) |
| Deferred dealer reserve | (17,491) | (16,497) |
| Security discount accretion | (737) | (501) |
| Mortgage servicing rights | (19,427) | (19,662) |
| Earnings from Coshocton County Title Agency | (20,784) | (33,099) |
| Unrealized gain on securities available for sale | -- | (228,781) |
| Total deferred tax liabilities | (382,549) | (578,363) |
| | | |
| Net deferred tax liability | $ (11,724) | $ (269,731) |

(Continued)

**NOTE 8 - INCOME TAXES** (Continued)

Effective tax rates differ from federal statutory rate of 34% applied to financial statement income due to the following.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Income taxes computed at the statutory tax rate on pretax income | $ 938,484 | $ 964,667 | $ 769,425 |
| Tax effect of: | | | |
| ESOP | 103,143 | 56,816 | 30,128 |
| Tax exempt interest | (63,202) | (57,252) | -- |
| Bank owned life insurance | (5,733) | -- | -- |
| Nondeductible expenses and other | 2,129 | (631) | (11,953) |
| | $ 974,821 | $ 963,600 | $ 787,600 |
| Effective tax rate | 35.3% | 34.0% | 34.8% |

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $526,000 related to approximately $1,548,000 of cumulative special bad debt deductions included in retained earnings and arising prior to June 30, 1988, the end of the Bank's base year for purposes of calculating bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

**NOTE 9 - BENEFIT PLANS**

The Corporation has a profit-sharing plan covering officers of the Corporation. Annual awards are based upon pre-established performance criteria of the Corporation and the individual officers. Awards are discretionary. The plan's expense amounted to $209,000, $188,983 and $186,048 for the years ended June 30, 2004, 2003 and 2002.

**NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN**

The Corporation offers an ESOP for the benefit of substantially all employees of the Corporation. The ESOP borrowed funds from HLFC in order to acquire 179,860 common shares of HLFC at $10.00 per share. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

(Continued)

**NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN** (Continued)

In May 1999, the Corporation declared and paid a $4.00 per share return of capital distribution. The ESOP received $674,812 from the return of capital distribution on 168,703 unallocated shares. The ESOP purchased an additional 54,406 shares with the proceeds from the return of capital distribution. The additional shares purchased will be held in suspense and allocated to participants in a manner similar to the original ESOP shares.

ESOP compensation expense was $513,023, $371,841 and $278,320 for the years ended June 30, 2004, 2003 and 2002. Year-end ESOP shares were as follows.

| | 2004 | 2003 |
|---|---|---|
| Allocated shares | 133,694 | 106,584 |
| Shares committed to be released for allocation | 27,761 | 27,110 |
| Unreleased shares | 72,811 | 100,572 |
| Total ESOP shares | 234,266 | 234,266 |
| Fair value of unreleased shares at year-end | $ 1,492,626 | $ 1,538,752 |

**NOTE 11 - STOCK OPTION AND INCENTIVE PLAN**

The Home Loan Financial Corporation 1998 Stock Option and Incentive Plan ("Plan") was approved by the shareholders of the Corporation on October 13, 1998. A total of 224,825 common shares were available for granting stock options pursuant to the Plan. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. However, upon the death or disability of a participant, the participant's shares will be deemed vested and nonforfeitable upon such date. The option period expires 10 years from the date of grant.

Options outstanding at year-end 2004 were as follows.

| Grant Date | Exercise Price | Options | Weighted Average Remaining Life | Options Exercisable |
|---|---|---|---|---|
| October 1998 | $ 7.69 | 28,767 | 4.29 years | 28,767 |
| January 2000 | 8.19 | 7,800 | 5.54 years | 5,700 |
| January 2004 | 19.95 | 20,000 | 9.54 years | -- |
| | | 56,567 | 6.32 years | 34,467 |

(Continued)

**NOTE 11 - STOCK OPTION AND INCENTIVE PLAN** (Continued)

Information about options granted was as follows.

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 86,509 | $ 7.74 | 141,433 | $ 7.73 | 187,470 | $ 7.72 |
| Granted | 20,000 | 19.95 | -- | -- | -- | -- |
| Forfeited | (180) | 7.69 | (7,344) | 7.69 | (4,997) | 7.69 |
| Exercised | (49,762) | 7.69 | (47,580) | 7.72 | (41,040) | 7.69 |
| Outstanding at end of year | 56,567 | 12.09 | 86,509 | 7.74 | 141,433 | 7.73 |
| Options exercisable at year-end | 34,467 | 7.77 | 50,963 | 7.73 | 72,242 | 7.72 |
| Remaining shares available for grant | 29,876 | | 49,696 | | 42,352 | |

**NOTE 12 - RECOGNITION AND RETENTION PLAN**

The RRP was adopted by the Board of Directors and approved by the shareholders of the Corporation on October 13, 1998 to purchase 89,930 common shares, which is equal to 4% of the common shares sold in connection with the mutual-to-stock conversion. The RRP provides directors and certain key employees with an ownership interest in the Corporation by compensating such individuals for services to the Corporation.

In conjunction with the adoption of the RRP on October 13, 1998, the Board of Directors awarded 72,866 shares to certain directors, officers and employees of the Corporation. The Board of Directors awarded an additional 4,000 shares in January 2000 and an additional 6,000 shares in January 2004. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the award. In the event of the death or disability of a participant, however, the participant's shares will be deemed earned and nonforfeitable upon such date. During the year ended June 30, 2002, 1,798 shares were forfeited. No shares had previously been forfeited. At June 30, 2004, 74,268 shares had vested. At June 30, 2004, there were 8,862 shares reserved for future awards. Compensation expense related to RRP shares is based on the fair value of the shares at the date of grant. For the year ended June 30, 2004, 2003 and 2002, compensation expense totaled $66,635, $174,788 and $178,159.

(Continued)

**NOTE 13 - OFF-BALANCE-SHEET ACTIVITIES**

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

A summary of the notional or contractual amounts of financial instruments with off-balance sheet risk at year-end follows.

| | 2004 | 2003 |
|---|---|---|
| Lines of credit - variable rate | $ 5,636,000 | $ 5,743,000 |
| 1-4 family residential real estate - variable rate | 691,000 | 1,187,000 |
| 1-4 family residential real estate - fixed rate | 123,000 | 1,249,000 |
| Commercial real estate - variable rate | -- | 145,000 |
| Credit card arrangements - fixed rate | 1,486,000 | 1,452,000 |

The interest rates on fixed-rate commitments ranged from 6.50% to 13.90% at June 30, 2004 and 4.75% to 13.90% at June 30, 2003.

The Bank has entered into employment agreements with officers of HLFC and the Bank. The agreements provide for a term of one to three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreements provide for extensions for a period of one year on each anniversary date, subject to review and approval of the extension by disinterested members of the Board of Directors of the Bank. The employment agreements also provide for vacation and sick leave in accordance with the Bank's prevailing policies and include change in control provisions.

(Continued)

## NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At June 30, 2004 and 2003, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2004 and 2003. Management believes no conditions or events have occurred subsequent to last notification by regulators that would cause the Bank's capital category to change.

At year-end 2004 and 2003, the Bank's actual capital levels and minimum required levels were as follows.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars in thousands) | | | |
| **June 30, 2004** | | | | | | |
| Total capital (to risk- weighted assets) | $ 18,164 | 17.8% | $ 8,172 | 8.0% | $ 10,216 | 10.0% |
| Tier 1 (core) capital (to risk-weighted assets) | 17,591 | 17.2 | 4,086 | 4.0 | 6,129 | 6.0 |
| Tier 1 (core) capital (to adjusted total assets) | 17,591 | 11.0 | 6,406 | 4.0 | 8,008 | 5.0 |
| Tangible capital (to adjusted total assets) | 17,591 | 11.0 | 2,402 | 1.5 | N/A | |
| **June 30, 2003** | | | | | | |
| Total capital (to risk-weighted assets) | $ 15,683 | 17.2% | $ 7,307 | 8.0% | $ 9,134 | 10.0% |
| Tier 1 (core) capital (to risk-weighted assets) | 15,134 | 16.6 | 3,654 | 4.0 | 5,481 | 6.0 |
| Tier 1 (core) capital (to adjusted total assets) | 15,134 | 10.3 | 5,879 | 4.0 | 7,349 | 5.0 |
| Tangible capital (to adjusted total assets) | 15,134 | 10.3 | 2,205 | 1.5 | N/A | |

(Continued)

**NOTE 14 - REGULATORY MATTERS** (Continued)

When the Bank converted from a mutual to a stock institution, a "liquidation account" was established at $10,579,000, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank were liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Banking regulations limit capital distributions by financial institutions. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution. In addition to current year earnings, approximately $116,000 is available to pay dividends to the holding company during the year ended June 30, 2005 without prior regulatory approval.

**NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS**

Carrying amounts and estimated fair values of financial instruments at year-end were as follows.

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 3,275,185 | $ 3,275,185 | $ 4,012,397 | $ 4,012,397 |
| Securities available for sale | 7,105,703 | 7,105,703 | 7,536,746 | 7,536,746 |
| Mortgage-backed securities available for sale | 10,321,735 | 10,321,735 | 9,850,287 | 9,850,287 |
| Loans, net of allowance for loan losses | 131,549,778 | 132,356,303 | 121,759,596 | 123,549,284 |
| FHLB stock | 2,250,700 | 2,250,700 | 2,162,900 | 2,162,900 |
| Accrued interest receivable | 719,141 | 719,141 | 738,357 | 738,357 |
| Financial liabilities: | | | | |
| Demand, savings and money market deposit accounts | $ (46,839,299) | $ (46,839,299) | $ (42,895,777) | $(42,895,777) |
| Certificates of deposit | (41,014,340) | (42,213,794) | (43,057,259) | (44,769,843) |
| FHLB advances | (48,756,389) | (49,183,694) | (38,720,382) | (41,613,668) |
| Accrued interest payable | (503,994) | (503,994) | (580,142) | (580,142) |

(Continued)

**NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS** (Continued)

The estimated fair value approximates carrying amounts for all items except those described below. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of borrowings is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which are not material.

**NOTE 16 - EARNINGS PER SHARE**

The factors used in the earnings per share computation were as follows.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Basic | | | |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Weighted average common shares outstanding | 1,676,917 | 1,637,466 | 1,666,750 |
| Less: Average unallocated ESOP shares | (86,692) | (114,127) | (140,246) |
| Less: Average nonvested RRP shares | (16,119) | (26,846) | (40,851) |
| Average shares | 1,574,106 | 1,496,493 | 1,485,653 |
| Basic earnings per common share | $ 1.13 | $ 1.25 | $ 0.99 |

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Diluted | | | |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Weighted average common shares outstanding for basic earnings per common share | 1,574,106 | 1,496,493 | 1,485,653 |
| Add: Dilutive effects of assumed exercises of stock options | 30,557 | 47,865 | 46,594 |
| Add: Dilutive efforts of average nonvested RRP shares | 1,453 | 1,154 | -- |
| Average shares and dilutive potential common shares | 1,606,116 | 1,545,512 | 1,532,247 |
| Diluted earnings per common share | $ 1.11 | $ 1.21 | $ 0.96 |

20,000 stock options were not considered in computing diluted earnings per share for the year ended June 30, 2004 because they were antidilutive. Unearned RRP shares did not have a dilutive effect on EPS for the year ended June 30, 2002 as the fair value of the RRP shares on the date of grant was greater than the average market price for the period.

(Continued)

## NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of HLFC as of June 30, 2004 and 2003, and for the years ended June 30, 2004, 2003 and 2002 was as follows.

### CONDENSED BALANCE SHEETS
June 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 4,173,979 | $ 5,218,502 |
| Investment in banking subsidiary | 17,451,221 | 15,577,613 |
| Investment in non-banking subsidiary | 10,886 | 3,422 |
| Loan receivable | 594,756 | 807,433 |
| Other assets | 99,367 | 136,601 |
| Total assets | $ 22,330,209 | $ 21,743,571 |
| Liabilities | | |
| Deferred federal income tax | $ 20,783 | $ 33,120 |
| Shareholders' equity | 22,309,426 | 21,710,451 |
| Total liabilities and shareholders' equity | $ 22,330,209 | $ 21,743,571 |

### CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2004, 2003 and 2002

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Dividends from banking subsidiary | $ -- | $ 3,300,000 | $ -- |
| Interest on loan | 47,881 | 59,455 | 70,065 |
| Other income | 221,166 | 228,691 | -- |
| Total interest income | 269,047 | 3,588,146 | 70,065 |
| Operating expenses | 108,930 | 102,226 | 89,750 |
| Income before income taxes and equity in undistributed earnings of subsidiary | 160,117 | 3,485,920 | (19,685) |
| Income tax expense | 54,440 | 59,700 | -- |
| Income before equity in undistributed earnings of subsidiaries | 105,677 | 3,426,220 | (19,685) |
| Equity in undistributed earnings (distributions in excess of earnings) of banking subsidiary | 1,672,287 | (1,555,985) | 1,495,099 |
| Equity in undistributed earnings of non-banking subsidiary | 7,464 | 3,422 | -- |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |

(Continued)

**NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION** (Continued)

**CONDENSED STATEMENTS OF CASH FLOWS**
Years ended June 30, 2004, 2003 and 2002

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net income | $ 1,785,428 | $ 1,873,657 | $ 1,475,414 |
| Adjustments to reconcile net income to cash provided by operations: | | | |
| (Equity in undistributed income) distributions in excess of earnings of subsidiaries | (1,679,751) | 1,552,563 | (1,495,099) |
| Net changes in other assets | 37,234 | (33,420) | (9,933) |
| Deferred taxes | (12,337) | 33,120 | -- |
| Net cash from operating activities | 130,574 | 3,425,920 | (29,618) |
| Cash flows from investing activities | | | |
| Proceeds from loan principal repayments | 212,677 | 195,175 | 178,922 |
| Net cash from investing activities | 212,677 | 195,175 | 178,922 |
| Cash flows from financing activities | | | |
| Cash dividends paid | (1,309,537) | (926,309) | (716,017) |
| Proceeds from exercise of stock options | 382,770 | 367,141 | 315,598 |
| Purchase of treasury shares | (377,533) | (592,160) | (912,715) |
| Dividends on unallocated ESOP shares | (83,474) | (77,447) | (71,479) |
| Net cash from financing activities | (1,387,774) | (1,228,775) | (1,384,613) |
| Net change in cash and cash equivalents | (1,044,523) | 2,392,320 | (1,235,309) |
| Cash and cash equivalents at beginning of period | 5,218,502 | 2,826,182 | 4,061,491 |
| Cash and cash equivalents at end of year | $ 4,173,979 | $ 5,218,502 | $ 2,826,182 |

## HOME LOAN FINANCIAL CORPORATION
## SHAREHOLDER INFORMATION

### ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:30 p.m., local time, on October 12, 2004 at the main office of the Bank at 401 Main Street, Coshocton, Ohio.

### STOCK LISTING

Home Loan Financial Corporation common stock is listed on The NASDAQ Stock Market, Inc. under the symbol "HLFC."

### SHAREHOLDER AND GENERAL INQUIRIES

Preston W. Bair, Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444

### TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

### ANNUAL REPORT ON FORM 10-KSB

A copy of Home Loan Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2004, to be filed with the Securities and Exchange Commission, may be obtained by a shareholder without charge by submitting a written request to Preston W. Bair, Chief Financial Officer, Home Loan Financial Corporation, 401 Main Street, Coshocton, Ohio 43812-1580.

## HOME LOAN FINANCIAL CORPORATION
## CORPORATE INFORMATION

### CORPORATION AND BANK LOCATIONS

Corporate and Main Office
401 Main Street
Coshocton, OH 43812-1580
Telephone: (740) 622-0444
Fax: (740) 622-5389

Branch Offices
590 Walnut Street
Coshocton, OH 43812-1632
Telephone: (740) 622-9417

503 West Main Street
West Lafayette, OH 43845-1134
Telephone: (740) 545-0227

### DIRECTORS OF THE CORPORATION AND THE BANK

Robert C. Hamilton (Chairman of the Board)
*President and Chief Executive Officer of The Home Loan Savings Bank and Home Loan Financial Corporation*

Robert D. Mauch
*Owner of Robert D. Mauch CPA, a private practice accounting firm*

Douglas L. Randles
*President of L.W. Randles Cheese, Inc.*

Neal J. Caldwell
*Owner and Operator of a Veterinary Consulting Practice*

Marion M. Sutton
*Chairperson of the Jones Metal Products Company*

Kyle R. Hamilton
*Executive Vice President of The Home Loan Savings Bank and Vice President of Home Loan Financial Corporation*

Officers of the Corporation and the Bank

Robert C. Hamilton, President and Chief Executive Officer of the Corporation and the Bank
Kyle R. Hamilton, Vice President of the Corporation and Executive Vice President of the Bank
Preston W. Bair, Secretary, Treasurer and Chief Financial Officer of the Corporation and the Bank and Vice President of the Bank
David L. Smailes, Vice President of the Bank, Rebecca R. Porteus, Vice President of the Bank
Thomas R. Conidi, Vice President of the Bank
Laura L. Miller, Assistant Vice President of the Bank
Paula K. Carpenter, Assistant Vice President of the Bank
Christopher L. Harstine, Assistant Vice President of the Bank,
Maryann Carpenter, Loan Officer of the Bank
D. Sharlynn Smith, Loan Officer of the Bank, Jason R. Starcher, Banking Officer

Special Counsel

Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street, Suite 2000
Cincinnati, OH 45202

Independent Auditors

Crowe Chizek and Company LLC
One Columbus
10 West Broad Street
Columbus, OH 43215

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Home Loan
Financial Corporation

401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444
www.homeloanfinancialcorp.com



Home Loan
Financial Corporation

401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444
www.homeloanfinancialcorp.com